Exhibit 99.1

ABN 90 009 237 889

Appendix 4D

Interim Financial Report

For the Half-Year Ended

31 December 2016

(previous corresponding period: half-year ended 31 December 2015)

To be read in conjunction with the 30 June 2016 Annual Report.

In compliance with Listing Rule 4.2A

ABN 90 009 237 889

ASX/Media Release (ASX: PRR)

28 February 2017

Appendix 4D Interim Financial Report

Results for Announcement to the Market

Current Reporting Period – Half-year Ended 31 December 2016

Previous Reporting Period – Half-year Ended 31 December 2015

Revenues	Down	100%	to	-

Loss after tax attributable to members	Down	92.7%	to	(4,062,655)

Net loss for the period attributable to members	Down	92.7%	to	(4,062,655)

Dividends (Distribution)	Amount per Security	Franked Amount per Security

Final dividend	n/a	n/a

Previous corresponding period	n/a	n/a

Record date for determining entitlements to the dividend, (in the case of a trust, distribution)		n/a

Net Tangible Assets per Share (cents)

As at 31 December 2016	0.57

As at 31 December 2015	0.91

Prima BioMed Ltd- Appendix 4D	Page 1

Directors’ Report

Your directors are pleased to provide the following half-year report on Prima Biomed Ltd and its subsidiaries (referred to hereafter as the Group or Prima or the Company) for the half-year ended 31 December 2016.

Directors

The following persons were directors of Prima during the whole of the half-year and up to the date of this report unless otherwise stated:

Ms Lucy Turnbull, AO (Non-Executive Chairman)

Mr Marc Voigt (Executive Director & Chief Executive Officer)

Mr Albert Wong (Non-Executive Deputy Chairman)

Dr Russell Howard (Non-Executive Director)

Mr Pete Meyers (Non-Executive Director)

Principal Activities

Prima BioMed is a globally active biotechnology company that is striving to become a leader in the development of immunotherapeutic products. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product candidate is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321 is a soluble LAG-3Ig fusion protein and an active APC activator, boosting T cell responses.  IMP321 is currently in a Phase IIb clinical trial as a chemoimmuno-therapy for metastatic breast cancer termed AIPAC and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel. Additional LAG-3 product candidates, including antibodies for immune response modulation in autoimmunity and in cancer, are being developed by Prima’s large pharmaceutical partners. Prima is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Prima BioMed is listed on the Australian Securities Exchange and on the NASDAQ in the US.

Review of Operations

Key highlights and significant events of the reporting period included:

•	First safety data from Phase IIb clinical trial in breast cancer (AIPAC)
•	First safety data from Phase I clinical trial in melanoma (TACTI-mel)
•	Strategic development and manufacturing partnership with WuXi Biologics for the supply of IMP321
•	European patent grants for IMP731 antibody

IMP321 development and clinical trial updates

IMP321, a first-in-class Antigen Presenting Cell activator based on the immune checkpoint LAG-3, is the company’s lead compound and currently in later stage clinical development.

Overall understanding and appreciation of the importance of LAG-3’s role in the immune system continues to grow, with Prima’s clinical development program for IMP321 making good progress during the period.

In December 2016, Prima announced interim data from its Phase IIb clinical trial of IMP321 in combination with paclitaxel for patients with hormone receptor-positive metastatic breast cancer, called AIPAC (Active Immunotherapy PAClitaxel). The data from all 15 patients in the safety run-in phase demonstrated that IMP321 is safe and well tolerated at both the 6mg and 30mg dose level. Immune monitoring data also confirmed that IMP321 generated the desired immune response.

Prima BioMed Ltd- Appendix 4D	Page 2

Directors’ Report (continued)

On December 30 2016, the Dose Escalation Committee approved the 30 mg dose and commencement of the enlarged, randomised study of 226 patients with patient screening and enrolment underway across Prima’s European centres. In December, the trial was also broadened to include the U.K. in addition to Belgium, the Netherlands and Hungary. In further European countries Prima will seek Competent Authority and Ethics Committee approval to accommodate the planned increase in patient numbers.

Throughout the study, a data monitoring committee will continue to review patient safety, survival rates and demographics at regular intervals. The primary end point of the study is progression free survival (PFS).

Also in December 2016, Prima announced interim data for its Australian pilot phase I trial for IMP321 in combination with PD-1 checkpoint inhibitor pembrolizumab (KEYTRUDA®) for the treatment of unresectable or metastatic melanoma, called TACTI-mel (Two ACTive Immunotherapies in melanoma). The Database Safety Monitoring Board confirmed that IMP321 was safe and well tolerated at the first 1mg dose level and no drug-related serious adverse events were reported.

The trial will now proceed with the 6mg dosage. As announced since the end of the period, the first of six patients in the second cohort was dosed in January 2017. The study will mainly evaluate the safety, pharmacokinetics, pharmacodynamics and anti-tumour activity of IMP321 at the various doses as well as the nature of the immune response in the combination. The primary endpoint of the study will be safety.

Partnered programs

During the period Prima advanced a number of collaboration and development programs as it continues to consolidate its leading position in the LAG-3 space around the world.

In November 2016, Prima’s partnership with WuXi Biologics, a leading innovative technology platform dedicated to global biologics development, was further strengthened by way of a new development and manufacturing memorandum of understanding for the exclusive clinical and commercial manufacturing of IMP321 for Prima worldwide1. This was a key component of the Company’s commercial development strategy, by securing a robust global supply of IMP321 for the foreseeable future.

In July 2016, Prima announced the first ever investigator-led collaborative study into intra-tumoural injections of IMP321, called INSIGHT. The study will assess the potential for IMP321 as an activator of local dendritic cells found within solid cancer tumours, in contrast to AIPAC and TACTI-mel which boost antigen presenting cell responses to solid tumours. INSIGHT is being conducted by the Institute of Clinical Cancer Research in Frankfurt, Germany with up to 40 patients. This is an exciting new therapeutic application for IMP321 that will not require any significant near-term funding commitments from Prima. Study commencement is subject to competent authority and ethics approval.

The Company also further consolidated its LAG-3 related intellectual property with the grant of a new patent for IMP731, providing protection for specific sequences of anti-LAG-3 antibodies. Rights for the development of the IMP731 antibody were granted in December 2010 to GSK, which has commenced first-in-human clinical trials of the proprietary antibody (GSK2831781) derived from IMP731. Prima may receive payments and potential milestones and is eligible for single-digit, tiered royalties if all objectives are achieved.

Competitive Environment

In general, the space of immune checkpoints is of great and increasing importance for the treatment of cancer. After the checkpoints, PD-1 and CTLA-4, LAG-3 has the chance to become the next big checkpoint. This is underpinned by the increasing awareness among the big pharmaceutical industry players, illustrated by a substantial increase in LAG-3 related clinical trials and the number of patients in these trials. Prima – as the leader in the LAG-3 space – is very well positioned in this escalating race to market.

[1]	Excluding manufacturing for the supply of mainland China, Macau, Taiwan and Hong Kong where rights are retained by Prima’s development partner in China, Eddingpharm.

Prima BioMed Ltd- Appendix 4D	Page 3

Directors’ Report (continued)

Industry Conferences

In November 2016 Prima’s Chief Scientific Officer and Chief Medical Officer, Dr Frédéric Triebel, presented “Lag-3lg (IMP321) in combination with anti-PD-1 therapy” at the 2016 Society for Immunotherapy of Cancer Conference in the U.S.A. Prima’s Director of Clinical Development presented the abstract for each of Prima’s two active clinical trials for IMP321 at the European Society for Medical Oncology (ESMO) Symposium on Immuno-Oncology - Advances in cancer immunotherapy in Switzerland.

Financial

As a result of careful financial management, Prima remains in a solid financial position, with approximately A$16.57m of cash as of 31 December 2016. Based on the Company’s forecasts, it is now expected that the current cash reach will extend to the first quarter of 2018. This extended cash reach does not include potential milestone payments from existing partnerships, which, if received, would extend our cash reach even further.

The license revenue for half year to December 2016 was nil and $175k for half year to December 2015. The revenue of $175k received in 2015 related to an out-licensing deal of one of the company’s Intellectual Property assets.

Other revenue consists of interest income, cash tax rebates, grant income, gain on foreign exchange and other miscellaneous income. Other income increased to $1.7m for half year to December 2016 from $1.3m for the half year to December 2015. The increase was primarily attributable to the recognition of the income from the French and Australian cash tax rebates. The increase in grant income for the half year is in line with an increase in Research & Development expenditure in development of IMP321.

The company has benefited from cash grants of €618,307 (approximately A$860,000) from the French Crédit d’Impôt Recherche scheme (received in February 2017). The application for Australian cash tax rebates is currently in process and is likely to be received in fiscal year 2017. The company has received the approval for Advance Overseas Finding from Ausindustry and as a result is entitled to claim some eligible overseas research and development expenditures which would increase cash tax rebates during the period of our Australian clinical trial.

The interest income for the half year to December 2016 was $64k versus $165k for the half year to December 2015. The decrease was due to a decrease in the level of cash held on term deposits and a reduction in interest rates on term deposits.

Our R&D expenditure arises from contracts with Contract Research Organisations (CROs), Contract Manufacturing Organisations (CMOs) and clinical investigators. Research and development and intellectual property expenses decreased by $1.3m to $2.7m for the half year to December 2016 from $4.0m in the half year to December 2015. The reduction was primarily due to the cessation of the costly CVac clinical trials in the second half of fiscal year 2015, as well as the higher costs related to the initiation of the AIPAC and TACTI-mel clinical trials in the half year to December 2015.

Corporate administrative halved for half year to December 2016 from $4.2m to $2.1m due to a decrease of $795k in finance, legal and consulting expenses, a decrease of $447k in labour expenses, and a decrease of $809k in employee share-based payment expenses in the half year to December 2016.

Depreciation and amortisation expenses decreased to $865k for the half year to December 2016 from $1.0m for the half year to December 2015 due to the Intellectual Property Assets and Plant & Equipment of CVac being written off during the fiscal year 2016. Loss on foreign exchange was $203k for half year to December 2016 compared to $498k for the half year to December 2015, which was driven by the impact of changes in exchange rates on our U.S. and Euro cash holdings compared to the prior year.

The Share Based Payment to strategic investor expense was nil for the half year to December 2016 compared to $47.5m for the half year to December 2015. The amount represents the difference between the accounting fair value of convertible notes and warrants issued to Ridgeback Capital Investments and the cash received, which was expensed on grant date in accordance with AASB 2. Finance costs were nil for the half year to December 2016 compared to $8.2k in the half year to December 2015. The interest expense incurred in the half year 2015 related to other borrowings which were repaid in August 2015.

Prima BioMed Ltd- Appendix 4D	Page 4

Directors’ Report (continued)

The net change in fair value of the convertible note liability of $374k incurred during the half year to December 2016 compared to $279k in the half year to December 2015. The increase was attributable to the liability component of the convertible note being measured at fair value.

Changes in fair value of comparability milestone were nil for half year to December 2016 compared to $542k in the half year to December 2015. This amount related to an amount paid into a retention account on the acquisition of Immutep which was measured at fair value through the profit and loss account in accordance with AASB 3.

No Performance Rights were granted as Long Term Incentives (“LTIs”) or Short Term Incentives (“STI”) under the Executive Incentive Plan during the half year to December 2016. On Vesting of either LTIs or STIs granted in prior years, shares will be issued for no consideration. The expense recorded for the first half amounted to $498k.

Prima BioMed Ltd- Appendix 4D	Page 5

Directors’ Report (continued)

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 7. This report is made in accordance with a resolution of directors.

Mr Marc Voigt

CEO and Executive Director

Sydney

Dated: 24th Day of February 2017

Prima BioMed Ltd- Appendix 4D	Page 6

Auditor’s Independence Declaration

Auditor's Independence Declaration

As lead auditor for the review of Prima BioMed Ltd for the half-year ended 31 December 2016, I declare that to the best of my knowledge and belief, there have been:

(a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and
(b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Prima BioMed Ltd and the entities it controlled during the period.

Eddie Wilkie	Sydney
Partner	24 February 2017
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757

Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171

T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Prima BioMed Ltd- Appendix 4D	Page 7

Consolidated Statement of Comprehensive Income

For the Half Year Ended 31 December 2016

	Note	31 December 2016	31 December 2015
		$	$
REVENUE
License revenue		-	175,052
OTHER INCOME
Miscellaneous income		225,202	201,878
Grant and research and development incentive income		1,364,637	887,727
Interest income		63,711	164,657
Total other income		1,653,550	1,429,314

EXPENSES
Depreciation and amortisation		(865,195)	(1,026,367)
Research and development and intellectual property		(2,709,225)	(4,011,362)
Corporate administrative expenses		(2,116,641)	(4,180,666)
Share Based Payment to strategic investor	8	-	(47,468,071)
Loss on foreign exchange		(203,164)	(497,711)
Finance costs		-	(8,199)
Changes in fair value of comparability milestone	10	-	(542,075)
Net Change in fair value of financial liability		(373,836)	(278,904)
Loss before income tax		(4,614,511)	(56,584,041)

Income tax benefit		551,856	562,176
Loss for the half-year		(4,062,655)	(56,021,865)

Other Comprehensive Income
Exchange differences on the translation of foreign operations		(491,904)	269,013
Other comprehensive income for the half-year, net of income tax		(491,904)	269,013

Total comprehensive loss for the half-year		(4,554,559)	(55,752,852)

Loss is attributable to:
Owners of Prima BioMed Ltd		(4,062,655)	(56,021,865)

Total comprehensive loss is attributable to:
Owners of Prima BioMed Ltd		(4,554,559)	(55,752,852)

Loss per share for loss attributable to the ordinary equity holders of the company:
Basic and diluted loss per share (cents)		(0.18)	(2.86)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Prima BioMed Ltd- Appendix 4D	Page 8

Consolidated Balance Sheet

As at 31 December 2016

	Note	31 December 2016	30 June 2016
		$	$
ASSETS
Current assets
Cash and cash equivalents		16,570,128	20,879,548
Current receivables	4	1,600,042	168,300
Other current assets	7	492,429	623,020
Total current assets		18,662,599	21,670,868

Non-current assets
Plant and equipment	5	23,812	31,500
Intangibles	6	19,472,732	20,851,699
Total non-current assets		19,496,544	20,883,199
Total assets		38,159,143	42,554,067

LIABILITIES
Current liabilities
Trade and other payables		1,245,419	1,422,798
Current tax payable		-	21,549
Employee benefits		36,892	27,694
Total current liabilities		1,282,311	1,472,041

Non-current liabilities
Convertible note liability	8	5,401,004	5,027,168
Deferred tax liabilities		171,171	694,194
Employee benefits		50,344	43,151
Total non-current liabilities		5,622,519	5,764,513
Total liabilities		6,904,830	7,236,554

Net assets		31,254,313	35,317,513

EQUITY
Contributed equity	9	195,041,526	194,530,932
Reserves		62,747,048	63,258,187
Accumulated losses		(226,534,261)	(222,471,606)
Equity attributable to the owners of Prima BioMed Ltd		31,254,313	35,317,513
Total equity		31,254,313	35,317,513

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Prima BioMed Ltd- Appendix 4D	Page 9

Consolidated Statement of Changes in Equity

For the Half Year Ended 31 December 2016

	Note	Issued Capital	Reserves	Accumulated Losses	Total
		$	$	$	$

Balance at 1 July 2015		179,878,436	5,267,729	(160,456,422)	24,689,743
Loss for the half-year		-	-	(56,021,865)	(56,021,865)
Other comprehensive income		-	269,013	-	269,013
Total comprehensive income for the half-year		-	269,013	(56,021,865)	(55,752,852)

Transactions with owners in their capacity as owners:
Contribution of equity, net of transaction cost		13,479,739	-	-	13,479,739
Issue of convertible notes	8	-	9,331,297	-	9,331,297
Share based payment		-	42,527	-	42,527
Share based payment to strategic investor	8	-	47,468,071	-	47,468,071
Employee share based payment		1,017,900	242,731	-	1,260,631
Balance at 31 December 2015		194,376,075	62,621,368	(216,478,287)	40,519,156

Balance at 1 July 2016		194,530,932	63,258,187	(222,471,606)	35,317,513
Loss for the half-year		-	-	(4,062,655))	(4,062,655)
Other comprehensive income		-	(491,904)	-	(491,904)
Total comprehensive income for the half-year		-	(491,904)	(4,062,655)	(4,554,559)

Transactions with owners in their capacity as owners:
Contribution of equity, net of transaction costs		(6,217)	-	-	(6,217)
Employee Share based payments		-	497,576	-	497,576
Exercise of vested performance rights		516,811	(516,811)	-	-
Balance at 31 December 2016		195,041,526	62,747,048	(226,534,261)	31,254,313

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Prima BioMed Ltd- Appendix 4D	Page 10

Consolidated Statement of Cash Flows

For the Half Year Ended 31 December 2016

	31 December 2016	31 December 2015
	$	$
CASH FLOWS RELATED TO OPERATING ACTIVITIES
Payments to suppliers and employees (inclusive of Goods and Service Tax)	(4,347,108)	(8,095,889)
Interest received	63,711	164,657
Miscellaneous income	158,220	376,929
Tax refund / (paid)	7,367	(2,066)
Grant income	-	887,727

NET CASH (OUTFLOWS) FROM OPERATING ACTIVITIES	(4,117,810)	(6,668,642)

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Payments for plant and equipment	(1,228)	(6,436)
Proceeds from disposal of plant and equipment	-	64,105

NET CASH (OUTFLOWS) / INFLOWS IN INVESTING ACTIVITIES	(1,228)	57,669

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Repayment of borrowings	-	(1,508,473)
Proceeds from issue of convertible notes	-	13,750,828
Proceeds from issues of shares and options	-	13,761,076
Share issue transaction costs	(6,217)	(281,336)

NET CASH (OUTFLOWS) / INFLOWS FROM FINANCING ACTIVITIES	(6,217)	25,722,095

NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(4,125,255)	19,111,122

Effect on exchange rate on cash and cash equivalents	(184,165)	(387,318)
Cash and cash equivalents at the beginning of the half year	20,879,548	6,759,615

CASH AND CASH EQUIVALENTS AT THE END OF THE HALF YEAR	16,570,128	25,483,419

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Prima BioMed Ltd- Appendix 4D	Page 11

Notes to the Financial Statements

1. Summary of Significant Accounting Policies

a) Basis of Preparation

The half-year consolidated financial statements are a general purpose financial report prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standard AASB 134: Interim Financial Reporting, Australian Accounting Interpretations and other authoritative pronouncements of the Australian Accounting Standards Board.

The half-year report does not include full disclosures of the type normally included in an annual report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of Prima as the annual report.

It is recommended that this financial report be read in conjunction with the annual financial report for the year ended 30 June 2016 and any public announcements made by Prima BioMed Ltd and its controlled entities during the half-year in accordance with continuous disclosure requirements arising under the Corporations Act 2001.

International Financial Reporting Standards form the basis of Australian Accounting Standards adopted by the AASB. The half-year financial report complies with International Accounting Standards (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The accounting policies adopted are consistent with those of the previous financial year and corresponding half-year reporting period.

2. Dividends

The company resolved not to declare any dividends in the half-year ended 31 December 2016.

3. Segment Reporting

Identification of reportable operating segments

Operating segments are reported in a manner consistent with internal reports which are reviewed and used by Management and the Board of Directors (who are identified as the Chief Operating Decision Makers (‘CODM’)). The Group operates in one operating segment, being Cancer Immunotherapy.

Prima BioMed Ltd- Appendix 4D	Page 12

Notes to the Financial Statements (continued)

3. Segment Reporting (continued)

Operating segment information

31 December 2016	Cancer Immunotherapy	Unallocated	Consolidated
	$	$	$
Revenue
License revenue	-	-	-
Other Income
Grant income	1,364,637	-	1,364,637
Interest income	-	63,711	63,711
Miscellaneous income	225,202	-	225,202
Total revenue and other income	1,589,839	63,711	1,653,550

Result
Segment result	(4,678,222)	-	(4,678,222)
Loss before income tax expense	(4,678,222)	63,711	(4,614,511)
Income tax benefit			551,856
Loss after income tax expense			(4,062,655)
Total segment assets	38,159,143	-	38,159,143
Total segment liabilities	6,904,830	-	6,904,830

31 December 2015	Cancer Immunotherapy	Unallocated	Consolidated
	$	$	$
Revenue
License revenue	175,052	-	175,052
Other Income
Grant income	887,727	-	887,727
Interest income	-	164,657	164,657
Miscellaneous income	201,878	-	201,878
Total other income	1,264,657	164,657	1,429,314

Result
Segment result	(56,748,698)	-	(56,748,698)
Loss before income tax expense	(56,748,698)	164,657	(56,584,041)
Income tax expense			562,176
Loss after income tax expense			(56,021,865)
Total segment assets	48,246,394	-	48,246,394
Total segment liabilities	7,727,238	-	7,727,238

Prima BioMed Ltd- Appendix 4D	Page 13

Notes to the Financial Statements (continued)

4. Current Receivables

	31 December 2016	30 June 2016
	$	$
Other receivables	152,847	94,660
R&D incentives receivable	1,364,760	-
GST receivable	82,435	73,640
	1,600,042	168,300

Due to the short term nature of these receivables, the carrying value is assumed to be their fair value as at 31 December 2016.

5. Plant and Equipment

	Plant and Equipment	Computer	Furniture and fittings	Total
	$	$	$	$
At 1 July 2015
Cost or fair value	605,648	28,016	7,172	640,836
Accumulated depreciation	(322,831)	(17,419)	(2,629)	(342,879)
Net book amount	282,817	10,597	4,543	297,957

Year ended 30 June 2016
Opening net book amount	282,817	10,597	4,543	297,957
Exchange differences	10,518	391	168	11,077
Additions	12,969	13,447	714	27,130
Disposal	(122,289)	-	-	(122,289)
Depreciation charge	(168,924)	(10,676)	(2,775)	(182,375)
Closing net book amount	15,091	13,759	2,650	31,500

	Plant and Equipment	Computer	Furniture and fittings	Total
	$	$	$	$
At 1 July 2016
Cost or fair value	511,195	41,971	8,064	561,230
Accumulated depreciation	(496,104)	(28,212)	(5,414)	(529,730)
Net book amount	15,091	13,759	2,650	31,500

Half Year ended 31 December 2016
Opening net book amount	15,091	13,759	2,650	31,500
Exchange differences	(377)	(248)	(51)	(676)
Additions	-	1,228	-	1,228
Depreciation charge	(2,669)	(4,820)	(751)	(8,240)
Closing net book amount	12,045	9,919	1,848	23,812

At 31 December 2016
Cost or fair value	505,684	42,425	7,879	555,988
Accumulated depreciation	(493,639)	(32,506)	(6,031)	(532,176)
Net book amount	12,045	9,919	1,848	23,812

Prima BioMed Ltd- Appendix 4D	Page 14

Notes to the Financial Statements (continued)

6. Non-current assets – intangibles

	Patents	Intellectual Property	Goodwill	Total
	$	$	$	$
At 1 July 2015
Cost	1,915,671	23,451,000	109,962	25,476,633
Accumulated amortisation	(1,853,790)	(960,426)	-	(2,814,216)
Net book amount	61,881	22,490,574	109,962	22,662,417

Year ended 30 June 2016
Opening net book amount	61,881	22,490,574	109,962	22,662,417
Amortisation charge	(61,881)	(1,748,837)	-	(1,810,718)
Closing net book amount	-	20,741,737	109,962	20,851,699

At 1 July 2016
Cost or fair value	-	23,451,000	109,962	23,560,962
Accumulated amortisation	-	(2,709,263)	-	(2,709,263)
Net book amount	-	20,741,737	109,962	20,851,699

Half Year ended 31 December 2016
Opening net book amount	-	20,741,737	109,962	20,851,699
Exchange differences	-	(522,012)	-	(522,012)
Amortisation charge	-	(856,955)	-	(856,955)
Closing net book amount	-	19,362,770	109,962	19,472,732

At 31 December 2016
Cost or fair value	-	22,860,937	109,962	22,970,899
Accumulated amortisation	-	(3,498,167)	-	(3,498,167)
Net book amount	-	19,362,770	109,962	19,472,732

(i)	Amortisation methods and useful lives

The group amortises intangible assets with a limited useful life using the straight-line method over the following periods:

•	Patents, trademark and licenses – 13 – 21 years
•	Intellectual property assets – 14 years

7. Other Assets

	Note	31 December 2016	30 June 2016
		$	$
Current
Prepayments	(a)	446,417	591,926
Security Deposits		45,886	30,890
Accrued interest		126	204
		492,429	623,020

(a)	Prepayments relate predominantly to advance payments for clinical trial expenditure.

Prima BioMed Ltd- Appendix 4D	Page 15

Notes to the Financial Statements (continued)

8. Non-Current financial liability

	31 December 2016	30 June 2016
	$	$
Convertible note at fair value	5,401,004	5,027,168
	5,401,004	5,027,168

On 14 May 2015 the Company entered into a subscription agreement with Ridgeback Capital Investments (Ridgeback) to invest in Convertible Notes and Warrants of the Company for cash consideration totaling $13,750,828, which was subject to shareholder approval at an Extraordinary General Meeting. Shareholder approval was received on 31 July 2015.

The 13,750,828 Convertible Notes issued have a face value of $1.00 per note, mature on 4 August 2025 and accrue interest at a rate of 3% per annum which may also be converted into shares.  Conversions may occur during the period (i) at least 3 months after the Issue Date and (ii) at least 15 business days prior to the maturity date into 50 ordinary shares of the Company per note (subject to customary adjustments for rights or bonus issues, off market buybacks, issues at less than current market price, share purchase plan, dividend reinvestment plan at a discount, return of capital or dividend or other adjustment).  If a change of control event, delisting event or event of default has occurred, Ridgeback may elect to convert the notes into shares or repayment of principal and interest. The Convertible Notes rank at least equal with all present and future unsubordinated and unsecured debt obligations of the Company and contain customary negative pledges regarding financial indebtedness, dividend payments, related party transaction and others.

8,475,995 Warrants were granted which are exercisable at a price of $0.025 per share on or before 4 August 2025.  371,445,231 Warrants were granted which are exercisable at a price of $0.0237 per share on or before 4 August 2020.  All warrants may be settled on a gross or net basis and the number of warrants or exercise price may be adjusted for a pro rata issue of shares, a bonus issue or capital reorganisation.  The Warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.

In addition to the above cash financing from Ridgeback, it was disclosed at the Extraordinary General Meeting explanatory memorandum that Ridgeback also provides the company with additional benefits, including:

•	Introductions to other well respected investment institutions which will help in future financing
•	The ability to attract other top level executives and researchers to the company and the board
•	Potential introductions for additional in-licensing opportunities; and
•	Increased visibility to other biotechnology and pharmaceutical companies and potential partners and collaborators on Prima’s internal assets

As a result of the above, the additional benefits provided to Prima determine that the financing transaction, including the issue of warrants, is to be accounted for as a Share-Based Payment and are expensed on the grant date in accordance with AASB 2. The value of the share-based payment to the strategic investor was calculated by determining the fair value of the convertible note and warrants at the time of EGM approval and deducting the net cash proceeds from Ridgeback.

Fair value of Convertible Note	45,851,305
Fair value of Warrants	15,367,594
Less cash received	(13,750,828)
Share based payment to strategic investor	47,468,071

Prima BioMed Ltd- Appendix 4D	Page 16

Notes to the Financial Statements (continued)

8. Non-Current financial liability (continued)

(i)	Fair value of convertible notes

The fair value of the convertible notes has been estimated by an external valuer using a combination of the Black-Scholes methodology for the conversion option component of the notes and a discounted cashflow valuation for the debt component of the note. Key terms of the note are included above.  The following assumptions which were based on market conditions that existed at the grant date:

Assumption	Convertible notes	Rationale
Historic volatility	85.0%	Based on the Company’s historical volatility data
Share price	$0.051	Closing market share price on 31 July 2015
Risk free interest rate	2.734%	Based on Australian Government securities yields which match the term of the convertible note
Risk adjusted interest rate	15.0%	An estimate of the expected interest rate of a similar non-convertible note issued by the company
Dividend yield	0.0%	Based on the Company’s nil dividend history

The fair value of the convertible note is allocated between a financial liability for the traditional note component of the convertible note and into equity which represents the conversion feature.  The traditional note component of the convertible note was initially recorded at fair value of $4.4m, based on the present value of the contractual cash flows of the note discounted at 15%.  After initial recognition, the note will be measured at fair value as required by AASB 2.  The remaining value of the convertible note was allocated to the conversion feature and recognised as equity.

	Note - Liability	Conversion feature - Equity
Fair value at issuance	4,419,531	41,431,774
Fair value movements	981,473	-
Balance at 31 December 2016	5,401,004	41,431,774

(ii)	Fair value of warrants

The fair value of each warrant granted is not traded in an active market and instead has been estimated by an external valuer using the Black-Scholes pricing model based on the following assumptions. Key terms of the warrants were included above.  The following assumptions were based on market conditions that existed at the grant date:

Assumption	5 year warrants	10 year warrants	Rationale
Historic volatility	85.0%	85.0%	Based on 3 year historical volatility data for the Company
Exercise price	$0.0237	$0.0250	As per subscription agreement
Share price	$0.0510	$0.0510	Closing share price on valuation date from external market source
Risk-free interest rate	2.177%	2.886%	Based on Australian Government securities yields which match the term of the warrant
Dividend yield	0.0%	0.0%	Based on the Company’s nil dividend history
Fair Value	$0.0457	$0.0403	Determined using Black-Scholes models with the inputs above

Prima BioMed Ltd- Appendix 4D	Page 17

Notes to the Financial Statements (continued)

9. Issued Capital

		31 December 2016	30 June 2016
	Note	$	$
Issued and Paid Up Capital
Fully paid ordinary shares	10(a)	185,379,572	184,868,978
Options over fully paid ordinary share		9,661,954	9,661,954
Total Issued Capital		195,041,526	194,530,932

The Company has issued 19,800,000 fully vested options to be exercised any time over the 3 year period from the date of issuance at an exercise price to be determined based on the terms of the financing arrangements.

(a)	Ordinary shares

	Note	31 December 2016		30 June 2016
		No.	$	No.	$
At the beginning of reporting period		2,061,630,944	184,868,978	1,751,494,601	170,216,482
Shares issued during year	10(b)	—	—	283,158,931	13,761,075
Exercise of options (shares issued during the period)	10(b)	11,445,327	516,811	26,977,412	1,174,567
Transaction costs relating to share issues		—	(6,217)	—	(283,146)
At reporting date		2,073,076,271	185,379,572	2,061,630,944	184,868,978

(b)	Shares issued

31 December 2016 details	Number of shares	Fair value at grant date $	Total $
Performance rights exercised	11,445,324	0.05	516,810
Options exercised	3	0.20	1
	11,445,327		516,811

30 June 2016 details	Number of shares	Fair value at grant date $	Total $
Shares issued under Share Purchase Plan	200,000,000	0.05	10,000,000
Ridgeback shares issued	12,136,750	0.02	209,966
Share placement	31,022,181	0.05	1,551,109
Share placement	40,000,000	0.05	2,000,000
Performance rights exercised	26,977,409	0.04	1,174,566
Options exercised	3	0.20	1
	310,136,343		14,935,642

10. Business combination

(a)	Comparability milestone

As part of the acquisition of Immutep S.A in 2014, an amount of $1,084,149 was paid into a retention account and it was determined that there was a 50% likelihood that a comparability study was required. The fair value of the amount refundable on acquisition was $542,075 and as such the cash paid in relation to the purchase consideration was reduced by this amount. As the refundable consideration was contingent on an uncertain future event, it was recognised as a financial asset at fair value in accordance with AASB 3 on acquisition. During the half year period, the comparability study was not required, and as such was subsequently measured at fair value through profit or loss in accordance with AASB 3. Accordingly the $542,075 was recognised as an expense for the half year ended 31 December 2015.

Prima BioMed Ltd- Appendix 4D	Page 18

Notes to the Financial Statements (continued)

11. Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries:

Name of entity	Country of incorporation	Class of shares	31 December 2016%	31 December 2015%

Prima BioMed Australia Pty Ltd	Australia	Ordinary	100%	100%
Prima BioMed IP Pty Ltd	Australia	Ordinary	100%	100%
Prima BioMed GmbH	Germany	Ordinary	100%	100%
Prima BioMed Middle East FZ-LLC	UAE	Ordinary	100%	100%
Prima BioMed USA, Inc.	USA	Ordinary	100%	100%
Immutep S.A.	France	Ordinary	100%	100%

12. Contingent Liabilities

There were no material contingent liabilities at 31 December 2016.

13. Events Occurring After the Balance Sheet Date

No matters or circumstance has arisen since 31 December 2016 that has significantly affected, or may significantly affect the Company’s operations, the results of those operations or the Company’s state of affairs in future financial years.

14. Fair value measurement of financial instruments

This note provides an update on the judgements and estimates made by the group in determining the fair values of the financial instruments since the last annual financial report.

(a)	Fair value hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the group classifies its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

The following table presents the group’s financial assets and financial liabilities measured and recognised at fair value at 31 December 2016 and 30 June 2016 on a recurring basis:

At 31 December 2016	Level 1	Level 2	Level 3	Total
	$	$	$	$
Liabilities
Convertible note liability	-	-	5,401,004	5,401,004
Total liabilities	-	-	5,401,004	5,401,004

At 30 June 2016	Level 1	Level 2	Level 3	Total
	$	$	$	$
Liabilities
Convertible note liability	-	-	5,027,168	5,027,168
Total liabilities	-	-	5,027,168	5,027,168

Prima BioMed Ltd- Appendix 4D	Page 19

Notes to the Financial Statements (continued)

14. Fair value measurement of financial instruments (continued)

(a)	Valuation techniques used to determine fair values

Level 1: The fair value of financial instruments trade in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted (unadjusted) market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (for example over-the-counter derivatives) is determined using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or dealer quotes for similar instruments.
•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves
•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date
•	The fair value of the remaining financial instruments is determined using discounted cash flow analysis.

(b)	Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 instruments for the half-year ended 31 December 2016:

	Convertible note	Total
	$	$
Opening balance 1 July 2016	5,027,168	5,027,168
Changes in fair value	373,836	373,836
Closing balance 31 December 2016	5,401,004	5,401,004

(i)	Valuation inputs and relationships to fair value

The following table summarises the quantitative information about the significant inputs used in level 3 fair value measurements:

Description	Fair value at 31 December 2016 $	Unobservable inputs	Range of inputs

Convertible note	5,401,004	Face value	13,750,828
		Interest rate of note	3%
		Risk adjusted interest rate	15%

(ii)	Valuation process

The convertible note was valued using a Black Scholes model. Prima engaged a valuation specialist to perform these valuations based on the inputs above.

Prima BioMed Ltd- Appendix 4D	Page 20

Notes to the Financial Statements (continued)

15. Commitments

The Company announced in July 2016 that it is collaborating in an investigator sponsored new clinical trial named “INSIGHT”. As this trial is investigator initiated, it will not require any significant near-term resource commitment from Prima. The maximum commitment from Prima is estimated to be approximately €450k and paid in several stages depending on whether the milestones have been triggered. At the end of the reporting period, the Company has not recognised any significant expenses that related to INSIGHT.

Prima BioMed Ltd- Appendix 4D	Page 21

Directors’ Declaration

The Directors of the company declare that:

1. The financial statements and notes, as set out on pages 8 to 21 are in accordance with the Corporations Act 2001, including:

(a)	comply with Accounting Standard AASB 134: Interim Financial Reporting and the Corporations Regulations 2001 and other mandatory professional reporting requirements; and
(b)	give a true and fair view of the consolidated entity’s financial position as at 31 December 2016 and of its performance for the half-year ended on that date.

2. In the directors' opinion there are reasonable grounds to believe that Prima BioMed Ltd will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Mr Marc Voigt
CEO and Executive Director
Sydney
Dated: 24th Day of February 2017

Prima BioMed Ltd- Appendix 4D	Page 22

Independent auditor's review report to the members of Prima BioMed Ltd

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Prima BioMed Ltd (the Company), which comprises the consolidated balance sheet as at 31 December 2016, the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half-year ended on that date, selected explanatory notes and the directors' declaration for the Prima BioMed Group (the consolidated entity). The consolidated entity comprises the company and the entities it controlled during that half-year.

Directors' responsibility for the half-year financial report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Australian Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the consolidated entity's financial position as at 31 December 2016 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Prima BioMed Ltd, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations

Act 2001.

PricewaterhouseCoopers, ABN 52 780 433 757

Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171

T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Prima BioMed Ltd- Appendix 4D	Page 23

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Prima BioMed Ltd is not in accordance with the Corporations Act 2001 including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2016 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001

PricewaterhouseCoopers

Eddie Wilkie	Sydney
Partner	24 February 2017

Prima BioMed Ltd- Appendix 4D	Page 24